Dillard’s Inc.

1600 Cantrell Road — P.O. Box 486 — Little Rock, Arkansas  72203

Telephone:  501-376-5200     Fax:  501-376-5917

James I. Freeman

Senior Vice-President

Chief Financial Officer

Telephone:  501-376-5980

Fax:  501-376-5917

February 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  H. Christopher Owings

Re:          Dillard’s, Inc. (File No. 001-06140)

Response to SEC Comment Letter dated January 27, 2011

Dear Mr. Owings:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 27, 2011 (the “Comment Letter”) relating to the following Company filings:

•                  Form 10-K for the fiscal year ended January 30, 2010 filed March 26, 2010

•                  Definitive Proxy Statement on Schedule 14A filed April 16, 2010

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company

Form 10-K for the Fiscal Year Ended January 30, 2010

Risk Factors, page 3

1.              We note the last sentence in the first paragraph in which you state that additional risks that are presently unknown or that you currently consider immaterial may also impact your operations. Please delete this sentence as all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response:

The Company will remove this sentence from future filings.

Signatures, page 41

2.              We note that your principal financial and accounting officer signed the Form 10-K under the caption for the person signing on behalf of the registrant. We further note that his signature under the caption that indicates he is signing in his individual capacity does not indicate that he is signing in his capacities as the principal financial and accounting officer. Please revise in future filings to provide for signatures as provided in the form. In this regard, please confirm to us whether Mr. Freeman signed the second signature block in his individual capacities as the principal financial and accounting officer, but omitted to provide such designation. Please also revise the second signature block to reflect that several of the persons signing on behalf of the registrant are signing in their capacities as both officers and directors. Please see Form 10-K and General Instructions D(2)(a) and (b).

Response:

The Company confirms that Mr. Freeman signed the second signature block in his individual capacities as the principal financial and accounting officer.  However, this designation was omitted in error.  The Company’s proposed signature page, as amended, is attached to this letter as “Appendix A”.

Definitive Proxy Statement on Schedule 14A

Proposal 1. Election of Directors, page 6

3.                   Please clarify the entire five year biography for each of the persons by including dates. Please see Item 401(e) of Regulation S-K. Please provide us with your proposed disclosure in this regard.

Response:

The Company proposes the following disclosure regarding Director nominees for its Annual Meeting of Stockholders held on May 15, 2010:

Class A Nominees

R. Brad Martin, 60, was elected a Director of the Company in 2008 and is Chairman of the Audit Committee of the Board of Directors (the “Audit Committee”) where he has served since his election. He also serves on the Boards of Directors of First Horizon National Corporation, Lululemon Atheletica and Ruby Tuesday, Inc. He is a former Director of Gaylord Entertainment, Inc.  During and prior to the years 2006 and 2007 until his retirement in 2007, Mr. Martin’s principal occupation was Chairman of the Board and CEO of Saks Incorporated. From 2007 until the present Mr. Martin’s principal occupation has been and currently is Chairman of RBM Venture Company, a family investment company. Neither Saks, Incorporated nor RBM Venture Company are subsidiaries or other Affiliates of the Company. Mr. Martin spent the 1970s and 1980s as a Tennessee state representative. Mr. Martin’s retail experience began with Proffitt’s Inc. in 1984 which later became Saks, Inc. where he served as General Merchandise Manager, President, Chief Executive Officer and Chairman. That company’s midmarket regional stores operated under the names Proffitt’s, McRae’s, Younkers, Parisian, Herberger’s, Carson Pirie Scott, Boston Store, Bergner’s, and Saks Off 5th, along with a mail-order business, Folio, and the luxury chain Saks Fifth Avenue. Saks Incorporated is listed on the New York Stock Exchange. Mr. Martin’s broad ranging experience in the department store segment of the retail industry enables the Board to gain a long term perspective on the trends and issues facing the Company.

Frank R. Mori, 70, has served as a Director since 2008. For the last five years Mr. Mori’s principal occupation has been, and currently is, Co-Chief Executive of Takihyo, LLC, a private investment firm headquartered in New York City. Takiho, LLC is not a subsidiary or other Affiliate of the Company. He has previously served as CEO and Director of Donna Karan International, Inc. and Anne Klein & Co., Inc. He also served on the Board of The Stride Rite Corporation until 2007. Mr. Mori offers the Board the broad knowledge and perspective of a fashion vendor combined with overseas sourcing and manufacturing experience. Mr. Mori serves on the Stock Option and Executive Compensation Committee.

J.C. Watts, Jr., 53, served previously on the Board from 2003 until 2008 as a member of the Audit Committee.  He formerly served on the Boards of Directors of Burlington Northern Santa Fe Corporation, Clear Channel Communications, Inc. and Terex Corporation.  For the past 5 years Mr. Watts’ principal occupation has been, and currently is,  the Chairman of the J.C. Watts Companies which provide both consulting and advocacy services. The J. C. Watts Companies are not subsidiaries or other Affiliates of the Company. Mr. Watts was elected to the U.S. Congress from the fourth district of Oklahoma in 1994. In 1998, he was elected chairman of the Republican Conference, in the U.S. House of Representatives. He served for eight years on the House Armed Services Committee. He authored legislation to create the House Select Committee on Homeland Security, a committee on which he later served. He also served on the House Transportation and Infrastructure Committee as well as the House Banking Committee. He led two congressional trade missions to Africa. Watts co-authored the American Community Renewal and New Markets Act and authored the Community Solutions Act of 2001. He also crafted legislation with Congressman John Lewis to establish a Smithsonian museum of African American history. He has served as an analyst on national television news programs and writes a twice monthly column for more than a dozen newspapers.  Mr. Watts led a U.S. delegation to Vienna, Austria, at the request of President Bush and Secretary of State Powell, to the Organization for Security and Cooperation in Europe Conference on Racism, Discrimination and Xenophobia and accompanied President Bush on his historic trip to Africa. He co-founded the Coalition for AIDS Relief in Africa and served on the Board of Africare. He has also created the J.C. and Frankie Watts Foundation to focus on urban renewal and other charitable initiatives. Mr. Watts brings to the Board not only an understanding and sensitivity to the political and cultural issues which the Company regularly faces but also a wealth of knowledge of the regulatory environment which continues to grow and affect the Company’s operations. Mr. Watts currently serves on the Audit Committee.

Nick White, 66, was elected to the Board of Directors in 2008. He also serves on the Board of Directors of Pep Boys — Manny, Moe & Jack. Since 2000 Mr. White’s principal occupation has been, and currently is, President and CEO of White and Associates, an international retail solutions firm offering retail clients consulting services encompassing strategy, partnerships, logistics and concepts. White and Associates is not a subsidiary or other Affiliate of the Company. Mr. White began his retail career in 1968 with Spartan-Atlantic Department Stores while still attending college and following a tour in Vietnam with the United States Marine Corps. In 1973 he joined Wal-Mart Stores, Inc. as an Assistant Store Manager. From 1985 to 1990 he was General Manager of Sam’s Clubs and in 1990 he was named an Executive Vice-President of Wal-Mart Stores, Inc. and General Manager of the Supercenter Division, positions he held until his retirement in 2000. While at Wal-Mart he served on both the Executive Committee and the Real Estate Committee. Mr. White has made significant contributions to the Board as a result of his extensive knowledge of sourcing, logistics, store operations and merchandising. Mr. White currently serves on the Stock Option and Executive Compensation Committee.

Class B Nominees

Robert C. Connor, 69, was elected a Director of the Company in 1987 and serves as Chairman of the Stock Option and Executive Compensation Committee. At all times during the last five years Mr. Connor’s principal occupation is and has been a private investor for his own account.  He began his banking career in Dallas, Texas at the Mercantile National Bank and was elected Vice President of the Citizens Bank of Jonesboro, Arkansas in 1970.  He was elected President of The Union National Bank of Arkansas and The Union of Arkansas Corporation in 1976.  He served on the Board of Sage Telecom in Allen, Texas. Mr. Connor’s long career of leadership in the banking industry makes him particularly well suited to serve on the Stock Option and Executive Compensation Committee as well as to share his knowledge and insights concerning the credit markets with the Board.

Alex Dillard, 61, is President of Dillard’s, Inc., has been a member of the Company’s Board of Directors since 1975 and serves on the Executive Committee of the Board of the Directors (the “Executive Committee”).  This has been his principal occupation for the last five years. Mr. Dillard has been involved in virtually every aspect of operations and merchandising for the Company for over 37 years and previously served as Executive Vice President of the Company.  He has served as a Director for the University of Arkansas for Medical Sciences Foundation Fund, Philander Smith College and board member for Union Bank and Worthen Bank in Little Rock and First National Bank of Ft. Worth, Texas. Mr. Dillard’s understanding of both the merchandising as well as the operational aspects of the retail business have enabled the Board to more effectively gain a broad overview of the day-to-day processes involved in the operation of the Company.

Mike Dillard, 59, is an Executive Vice-President of the Company and currently heads one of the largest merchandising portions of the Company’s business. This has been his principal occupation for the last five years. He has been a member of the Company’s Board of Directors since 1976.  Mr. Dillard has played many roles for the Company, working part-time while a student and devoting his entire professional career to Dillard’s, Inc. His understanding of the unique regional characteristics of merchandising in the many different geographic regions of the country have assisted the Board in its efforts to guide the business to meet the needs of its varied customer base.

William Dillard, II, 66, is the Chairman of the Board and Chief Executive Officer of Dillard’s, Inc and serves on the Executive Committee of the Board.  This has been his principal occupation for the last five years. He is the son of William T. Dillard, the Company’s late founder and has served on the Board of Directors since 1967.  Mr. Dillard has been involved in almost every aspect of the Company’s operations, working part-time while in school and full-time for over 40 years.  He was formerly President and Chief Operating Officer of the Company.  Mr. Dillard also serves on the Boards of Directors of Acxiom Corporation and Barnes & Noble, Inc. Mr. Dillard’s numerous years of service to the Company and as a board member for other public companies provides the Board with extensive experience in the retail industry, the operations of the Company, publicly traded companies and general business experience.  In addition, his expertise with respect to real estate matters and store location enables him to provide the Board with leadership and insight into this critical aspect of the Company’s business.

James I. Freeman, 61, is Senior Vice President and Chief Financial Officer of the Company. This has been his principal occupation for the last five years. He has been a member of the Board of Directors since 1991 and serves on the Executive Committee of the Board.  Mr. Freeman joined Dillard’s in 1988.  He entered the accounting profession in 1972. He practiced as a certified public accountant and formerly served as a member of the Management Committee of BKD, LLP, one of the largest accounting firms in the nation.  As Chief Financial Officer of the Company, Mr. Freeman has extensive experience overseeing the Company’s financial reporting processes, internal accounting and financial controls, and independent auditor engagements. This unique experience provides Mr. Freeman the ability to regularly advise the Board regarding current and proposed accounting issues, financial matters and regulations that affect the Company’s operations.

H. Lee Hastings III, 56, was elected to the Board in 2010. For the past five years Mr. Hastings’ principal occupation has been, and currently is, President of Arkansas Bolt/ABC Logistics, a subsidiary of Hastings Holdings, Inc.. Arkansas Bolt/ABC LOGISTICS sells and imports/exports industrial fasteners and stampings throughout the world. For the last three years Mr. Hastings principal occupation has also been, and currently is, President and Chief Operating Officer of Hastings Holdings Inc. This family holding company operates several subsidiaries which are engaged in real estate, beverage distribution, import/export and other businesses. For the past five years Mr. Hastings has also been a director of another family holding company, State Holding Co. Inc., which owns and operates two banks. None of these companies or their subsidiaries are subsidiaries or other Affiliates of the Company. Mr. Hastings has extensive experience in the international import-export market and contributes valuable advice to the Board with respect to the Company’s international sourcing efforts. Mr. Hastings serves on the Audit Committee.

Drue Matheny, 64, has been a member of the Company’s Board of Directors since 1994.  For the last five years her principal occupation has been, and currently is, an Executive Vice-President of the Company. She is based in Ft. Worth, Texas and directs one of the largest merchandising portions of the Company. Since joining Dillard’s in 1968, Ms. Matheny has overseen every aspect of the Company’s various merchandising functions. She brings to the Board a deep understanding of the exacting tastes and preferences of the Dillard’s customer.

Warren Stephens, 54, was elected to the Board in 2002.  At all times during the last five years Mr. Stephens’ principal occupation has been, and currently is, Chairman, President and Chief Executive Officer of Stephens Inc. Stephens, Inc. is not a subsidiary or other Affiliate of the Company. In 1981, Mr. Stephens joined Stephens Inc. and, in 1986, he became President. In 2006, Mr. Stephens acquired 100 percent of the outstanding shares of Stephens Inc.  Stephens Inc. focuses on investment banking, wealth management, capital management, private equity, institutional sales and trading, research, and insurance. Mr. Stephens’ knowledge and understanding of sophisticated financial markets have been invaluable to the Board when dealing with a wide range of issues from investment decisions to credit and finance matters to the strategic positioning of the Company.

Information regarding the Board and its Committees, page 9

4.              We note your statement that “[d]iversity is an important consideration in Board composition and is discussed as a factor in connection with each candidate.” Please enhance your disclosure to discuss how the Board considers diversity and provide us with your proposed disclosure. Please see Item 407(c)(2)(vi) of Regulation S-K.

Response:

The Company will add the following sentences after the sentence that says “Diversity is an important consideration and is discussed in connection with each candidate”:

“The Executive Committee has not adopted a formal policy with respect to diversity. The implementation of this consideration occurs when, in addition to the core criteria identified above, the Executive Committee informally discusses whether a potential nominee might also bring to the Board diverse life experiences and perspectives but no single factor controls the determination process. Where appropriate, discussion of diversity directly with the potential nominee may occur.”

Outstanding Equity Awards at 2008 Fiscal Year-End, page 25

5.              Please provide this information as of the end of your fiscal year, January 30, 2010.

Response:

The Company notes that the information provided in the table under the heading “Outstanding Equity Awards at 2009 Fiscal Year-End” is presented as of January 30, 2010.  However, there is a typographical error in the sentence above the table which indicates that this information is as of January 31, 2009.  The Company will correct this typographical error in future filings.

In connection with responding to your comments, we acknowledge that:

1.                                       The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.                                       Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.                                       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James I. Freeman
James I. Freeman
Senior Vice President and Chief Financial Officer
Dillard’s Inc.

Appendix A

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dillard’s, Inc.		/s/ James I. Freeman
Registrant		James I. Freeman, Senior Vice President and
Chief Financial Officer
Date:	March 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ William Dillard, II		/s/ James I. Freeman
William Dillard, II		James I. Freeman
Chairman of the Board and		Senior Vice President and Chief
Chief Executive Officer		Financial Officer and Director
(Principal Executive Officer)		(Principal Financial and Accounting Officer)

/s/ Alex Dillard		/s/ Drue Matheny
Alex Dillard		Drue Matheny
President and Director		Executive Vice President and Director

/s/ Mike Dillard		/s/ Robert C. Connor
Mike Dillard		Robert C. Connor
Executive Vice President		Director
and Director

/s/ Peter R. Johnson		/s/ R. Brad Martin
Peter R. Johnson		R. Brad Martin
Director		Director

/s/ Frank R. Mori		/s/ Warren A. Stephens
Frank R. Mori		Warren A. Stephens
Director		Director

/s/ J. C. Watts, Jr.		/s/ Nick White
J. C. Watts, Jr.		Nick White
Director		Director

Date:	March 26, 2010